EXHIBIT 4.15
FIRST INTERSTATE BANCSYSTEM, INC.
FORM OF STOCK OPTION AGREEMENT
     This STOCK OPTION AGREEMENT is entered into this ___day of___, 2006, between First Interstate BancSystem, Inc. (hereinafter referred to as the “Company”) with mailing address at 401 North 31st Street, Billings, Montana 59101, and ___, (hereinafter referred to as the “Participant”).
     WHEREAS, the Company has established the FIRST INTERSTATE BANCSYSTEM, INC. 2006 STOCK EQUITY PLAN (hereinafter called the “Plan”). Pursuant to the Plan the Company has adopted the First Interstate BancSystem, Inc. 2006 Stock Option Benefit (the “Stock Option Benefit”) which permits non-qualified stock Options to be granted to certain directors and employees of the Company and its subsidiaries, as determined by the Company; and
     WHEREAS, the Participant is a director or employee of the Company or a subsidiary thereof, and the Company desires to retain and motivate the Participant and to encourage stock ownership by providing the Participant with a means to acquire or increase a personal financial interest in the Company, to stimulate the active interest of the Participant in the development and financial success of the Company, and to encourage the Participant to identify with shareholders through stock ownership.
     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, it is mutually agreed as follows:
1.	Defined Terms. All defined terms used in this Agreement shall have the definitions set forth in the Plan and in the Stock Option Benefit, unless specifically defined herein. If there is any inconsistency between the defined terms in the Plan and in the Stock Option Benefit, the defined terms in the Plan shall govern.

2.	Option. The Company hereby grants to the Participant a non-qualified Option to purchase from the Company, pursuant to the Plan and the Stock Option Benefit (a copy of which has been provided to the Participant by the Company, and the terms of which are incorporated herein by reference) and the terms of this Agreement, a total of shares of the common stock, without par value, of the Company (the “Stock”) at a price of $___ per share. The number of shares and the price per share are subject to adjustment as provided in the Plan.
The Option is granted to Participant as a (check one):

Employee

Director

3.	Transferability. The Option shall not be transferred except by will or by the laws of descent and distribution. Notwithstanding the above, the Company may, in its sole discretion, permit the transfer, whether gratuitous or for consideration, of some or all of the Participant’s rights to the Option in connection with certain personal estate and tax planning transactions of the Participant that are approved by the Company. Transfer may be conditioned on the Participant’s execution of an indemnification agreement with the Company in a form and manner prescribed by the Company for all claims arising in connection with the transfer, or on any other condition prescribed by the Company. The Option shall not be subject to execution, attachment, or similar process.

4.	Employment. Nothing in this Agreement shall interfere with or limit in any way the right of the Company or its subsidiaries to terminate Participant’s employment at any time, nor confer upon any Participant any right to continue in the employment of the Company or any subsidiary thereof.

5.	Vesting of Option. Except as otherwise provided in the Plan or hereafter in this Section 5:
(a) If the Option is granted to Participant as a Director, the Option for Stock herein granted is fully vested immediately upon the date of this Agreement; or
(b) If the Option is granted to Participant as an Employee, the Option for the Stock herein granted shall vest with Participant according to the following schedule:
25% of the Option vests immediately upon the date of this Agreement;
Additional 25% of the Option vests on that date which is one year after the date of this Agreement;
Additional 25% of the Option vests on that date which is two years after the date of this Agreement;
Option fully vests on that date which is three years after the date of this Agreement.
If Participant dies before the Option fully vests under the foregoing schedule, then, notwithstanding the foregoing, the Option, including all previously unvested portions, shall fully vest on the date of Participant’s death. If Participant’s employment with the Company terminates before the Option fully vests, then only that portion of the Option which was vested on the date of termination of employment of the Participant may be exercised hereunder.
6.	Exercise of Option. Participant may exercise the vested portion of the Option hereby granted at any time during the Exercise Period stated in paragraph 9 below by delivering to the Company, at its address stated in the first paragraph of this Agreement or such other address as the Company may direct, written notice specifying the number of shares the Participant then desires to purchase, together with full payment of the

Option price in either (i) cash or its equivalent, (ii) by tendering Mature Shares having a Fair Market Value at the time of tender equal to the Option price, (iii) by any combination of (i) and/or (ii), or (iv) by any other method acceptable to the Company in its discretion. In addition, Participant shall also pay to the Company such amount as may be necessary to satisfy the Company’s minimum statutorily required federal, state and local tax withholding requirements as determined by the Company.

7.	Issuance of Stock. All Stock issued pursuant to the Plan and this Agreement shall be issued subject to the terms and conditions of that Shareholder’s Agreement then in use by the Company. Prior to issuance of any Stock pursuant to exercise of the Option, the Participant, or the heirs or permitted assigns of Participant if the Option has been transferred, shall execute and deliver to the Company a Shareholder’s Agreement in the form then in use by the Company, unless such Shareholder’s Agreement has been previously executed and delivered to the Company which covers the Stock to be issued hereunder. After satisfaction of this requirement and after satisfaction of all other conditions under this Agreement, the Plan, and the Stock Option Benefit, the Company shall issue and deliver a certificate for the number of shares of Stock purchased pursuant to exercise of the Option, which shall contain legends referring to the Shareholder’s Agreement and to the restrictions imposed pursuant to the Plan.

8.	Holding Period. Stock acquired through exercise of the Option may not be transferred in any manner, except as specifically stated in the Plan, for a period of six (6) months and one day following acquisition of the Stock.

9.	Option Exercise Period. The vested portion of the Option must be exercised by the Participant, if at all, upon the earlier of (i)the expiration of ten (10) years from the date of this Agreement or (ii) the earliest occurrence of any of the following (the “Exercise Period”):
(a)	If the Option is granted to Participant as an Employee, the earlier of the expiration date of the Option or the expiration of ninety (90) days after Participant’s termination of employment with the Company or any of its subsidiaries or affiliates for a reason other than death, unless subparagraph (c) below applies; or

(b)	If the Options is granted to Participant as an Employee, the expiration of one hundred eighty (180) days after the date of the Participant’s death, regardless of whether the Options would otherwise expire prior to the end of the 180-day period and regardless of whether the Option is not otherwise exercisable within that period, unless subparagraph (c) below applies; or

(c)	If the Option is granted to Participant as an Employee, the expiration of the Extended Option Exercise Period if applicable to Participant; or

(d)	If the Option is granted to Participant as a Director, the expiration of one hundred eighty (180) days after the date of the Participant’s death or the date of the resignation or removal of the Participant as a Director, as applicable, regardless of whether the Option would otherwise expire prior to the end of the 180-day period and regardless of whether the Option is not otherwise exercisable within that 180-day period; or

(e)	For any Participant, the expiration of thirty (30) days after written notice from the Company to the Participant that the Participant has engaged in Competition with the Company, which determination of the Company shall be final and conclusive. “Competition” means that a Participant has become an officer, director, shareholder, member, partner, employee, or independent contractor of, or has established any other relationship with, a Competitor of the Company. “Competitor” means a bank, credit union, savings bank, stock brokerage firm, insurance company or producer, trust services provider, mortgage lender or broker, credit provider, escrow services provider, data technology services provider, banking item processing service provider, or any other business providing goods or services provided by the Company or any of its subsidiaries or affiliates now or at any time in the future relevant to any provisions of this Agreement in any market area served by the Company or any of its subsidiaries or affiliates or in which the Company or any of its subsidiaries or affiliates is soliciting business.
If the Option is not exercised within the Exercise Period, it fully and finally expires and terminates.
10.	Resolution of Disputes. As a condition of the granting of this Option, the Participant agrees that any dispute or disagreement which may arise under or as a result of or pursuant to this Agreement shall be resolved in the Thirteenth Judicial District Court, Yellowstone County, Montana, and shall be final, binding, and conclusive.

11.	Miscellaneous. The Plan and this Agreement shall be construed in accordance with and governed by the laws of the State of Montana. This Agreement is binding upon the heirs, personal representatives, and permitted assigns of Participant. This Agreement may be amended or modified only by written document executed by both parties hereto. If there is any inconsistency between this Agreement and the Plan, the terms and provisions of the Plan shall prevail.

     IN WITNESS WHEREOF, this Option Agreement is executed by the Company and by the Participant as of the date stated in the first paragraph of this Agreement.

FIRST INTERSTATE BANCSYSTEM, INC.

By:

Its: Executive Vice President & Chief Financial Officer

PARTICIPANT: